

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2014

<u>Via E-mail</u>
Longgen Zhang
Chief Financial Officer
JinkoSolar Holding Co., Ltd.
1 Jingke Road
Shangrao Economic Development Zone
Jiangxi Province, 334100
People's Republic of China

  Re: JinkoSolar Holding Co., Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2013
     Filed April 18, 2014
     File No. 001-34615

Dear Mr. Zhang:

   We have reviewed your response dated August 5, 2014 and related filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2013</u>

<u>Item 18. Financial Statements</u>

<u>Note 5. Segment Report, page F-21</u>

1. While we acknowledge your responses to prior comments 3 and 4, it remains unclear whether there are additional items that should be considered in your segment disclosures under FASB ASC 280-10-50-22 and -50-29. In that regard:

- Please expand your response to more specifically address the other matters enumerated in FASB ASC 280-10-50-22, such as equity in earnings of affiliates, depreciation and amortization, unusual items included in earnings and income taxes.
- Please also expand your response to address how you determine the amounts attributed to intersegment revenues. Also, describe your policies for allocating shared and corporate expenses between the segments.

Please show us how you plan on expanding future segment disclosure.

Note 11. Investments in Affiliates, page F-27

2. We refer to your response to prior comment 5. With respect to Gansu Jintai, please show us how you calculated the income test measure for purposes of assessing disclosure under Rule 4-08(g) of Regulation S-X. Please include sufficient detail so that your calculation can be reconciled to the applicable amounts presented in your financial statements.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief